EXHIBIT 11

AFLAC INCORPORATED AND SUBSIDIARIES
Computation of Earnings Per Share
Three Months Ended March 31,

	2002	2001

Numerator (in millions):
Basic: net earnings applicable
to common stock	$183	$178
Diluted: net earnings applicable
to common stock	183	178

Denominator (in thousands):

Average outstanding shares used in the computation
of earnings per share - basic	519,473	528,180

Average outstanding shares used in the computation
of earnings per share - basic	519,473	528,180
Dilutive effect of stock options	10,154	13,587

Average outstanding shares used in the computation
of earnings per share - diluted	529,627	541,767

Earnings per share:
Basic	$.35	$.34
Diluted	.34	.33

EXH 11-1